
January 26, 2011

Mark Cola
President
Framewaves, Inc.
41B Bisbee Court, Unit B4
Santa Fe, New Mexico 87508

      **Re:**    **Framewaves, Inc.**
              **Amendment No. 2 to Current Report on Form 8-K**
              **Filed December 20, 2010**
              **Amendment No.1 to Current Report on Form 8-K**
              **Filed November 5, 2010**
              **File No. 033-02783-S**

Dear Mr. Cola:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ Larry Spirgel
                    Larry Spirgel
                    Assistant Director

Fax:   Mark Cola
        (505) 424-3174